FRED S. SKOLNIK
PARTNER
DIRECT DIAL 516.296.7048
fskolnik@certilmanbalin.com

September 6, 2024

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:       Kingstone Companies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 000-01665

Ladies and Gentlemen:

We act as counsel for Kingstone Companies, Inc. (the “Company”).  We refer to the Staff’s letter dated August 23, 2024 to Jennifer Gravelle, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for fiscal year ended December 31, 2023 filed with the Commission on April 1, 2024 (the “Form 10-K”).  Ms. Gravelle has referred the Staff’s letter to us for a response.  In that regard, on behalf of the Company, we respond to the comments in the Staff’s letter with respect to the Form 10-K as follows:

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Consolidated Results of Operations, page 44

1. Comment:  We note your disclosure of an underlying loss ratio on page 49, as well as your disclosure of the loss ratio excluding the effect of catastrophes, net underwriting expense ratio excluding the effect of catastrophes, and net combined ratio excluding the effect of catastrophes on pages 56-57. These measures appear to represent non-GAAP financial measures given that they exclude amounts that are included in the most directly comparable measure calculated and presented in accordance with GAAP. We also note that, in your earnings release included as Exhibit 99.1 to the Form 8-K filed on August 12, 2024, you present an underlying loss ratio which is labeled as a non-GAAP financial measure. Please revise your future periodic filings to clearly label and identify these measures as non-GAAP financial measures and provide all of the relevant disclosures required by Item 10(e)(1) of Regulation S-K.
   Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in future periodic filings, the Company will give effect to the Staff’s comment.

Securities and Exchange Commission
September 6 , 2024

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Insurance Underwriting Business on a Standalone Basis, page 55
2. Comment:  We note your disclosure of an income statement, as well as key measures, presented for your insurance underwriting business on a standalone basis. Your presentation of net loss for the insurance business on a standalone basis appears to represent a non-GAAP financial measure given that it excludes amounts that are included in your consolidated net loss as disclosed on page F-5, the most directly comparable measure calculated and presented in accordance with GAAP. Further, your presentation on page 55 appears to constitute a non-GAAP income statement. Please note that the presentation of a full non-GAAP income statement may place undue prominence on the non-GAAP information.  Please remove this presentation in your future filings and refer to Question 102.10(c) of the Non-GAAP Compliance and Disclosure Interpretations for guidance. Additionally, to the extent that you intend to present your net loss for the insurance underwriting business on a standalone basis in future filings, please revise your disclosure to clearly label and identify this measure, as well as any other financial measures on this basis which have non-GAAP adjustments, as a non-GAAP financial measure and provide all of the relevant disclosures required by Item 10(e)(1) of Regulation S-K.
   Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in future filings, the Company will give effect to the Staff’s comment.
Consolidated Balance Sheets, page F-4
3. Comment:  Please revise future periodic filings to separately classify on your balance sheet the amount of debt that is considered short-term and long-term.  Please refer to Item 7-03 of Regulation S-X.
   Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in future periodic filings, the Company will give effect to the Staff’s comment.
If there are further comments or questions, please contact the undersigned at (516) 296-7048.
Very truly yours,

/s/ Fred Skolnik

Fred Skolnik

cc: Jennifer Gravelle, Chief Financial Officer
  Kingstone Companies, Inc.